EXHIBIT 99.1

Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL; TSX: CAL) Purchases of Securities by Directors

ST HELIER, Jersey, Aug. 10, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company”) announces that it received notice today that the following directors of the Company have purchased depositary interests, which represent the same number of common shares of no par value each in the Company, at a price per depositary interest of GBP6.25 as set out against their names below:

Name	Position	Number of depositary interests purchased	Resulting interest in share capital of the Company (number and percentage)
Steve Curtis	Director and Chief Executive Officer	5,000	94,300 (0.89%)
Mark Learmonth	Director and Chief Financial Officer	2,300	70,106 (0.66%)
Johan Holtzhausen	Non-executive Director	1,000	19,000 (0.18%)

Further details of the transactions are set out below.  For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM - this information is available at http://resource.globenewswire.com/Resource/Download/1484b79c-2ea6-4642-b220-1b692fdf9a80.